EXHIBIT 99.1

Names of Members of the Corporate Assembly

The Corporate Assembly currently consists of 18 members.

12 members elected by the annual general meeting of shareholders:

Aase Gudding Gresvig
Westye Høegh
Idar Kreutzer
Sylvi A. Lem
Karen Helene Midelfart
Anne Merete Steensland
Sigurd Støren
Sten-Arthur Sælør
Siri Teigum
Svein Steen Thomassen
Lars Tronsgaard
Svein Aaser

6 members elected by the employees of Hydro’s Norwegian companies:

Solveig Alne Frøynes
Kjell Kvinge
Jon-Arne Mo
John-Arne Nilsen
Rune Strande
Ingar Aas-Haug

Observers:
Sónia F. T. Gjesdal
Sven Edin
Billy Fredagsvik

Deputy members for members elected by the annual general meeting:
Anne-Margrethe Firing
Wolfgang Ruch
Terje Venold

Deputy members for members elected by the employees:
Erna Flattum Berg
Odd Arne Fodnes
Oddny Grebstad
Stig Lima
Line Melkild
Bjørn Nedreaas